NEWS RELEASE	TSX Venture: BZA

AMERICAN BONANZA SUMMARY OF DEVELOPMENT AND EXPLORATION
DRILLING AT THE COPPERSTONE PROJECT

May 17, 2004 - AMERICAN BONANZA GOLD MINING CORP. (TSX Venture: BZA), (“Bonanza”) is pleased to issue a summary of drilling progress at the 100% owned Copperstone Gold Project in Arizona. Bonanza will drill an estimated total of 120,000 feet (37,000 metres) in over 200 drill holes this year, with the objective of estimating measured and indicated resources in the C and D zones, and exploring to discover additional high grade deposits at Copperstone. During the initial phases of the current drill programs, a total of 59 drill holes have been completed in the three areas described below, with a combined length of 29,328 feet (8,939 metres).

A former open-pit mine, Copperstone produced about 500,000 ounces between 1987 and 1992. Bonanza’s current work program is focused on proving up sufficient measured and indicated resources to justify an underground, high-grade gold mine.

D Zone Drilling
The high grade D zone is currently being drilled from underground drill bay number one. The D zone drilling will allow estimation of measured and indicated resources. A total of 33 core drill holes have been completed, with a total length of 9,234 feet (2,814 metres). Approximately 10,000 feet (3,050 metres) in about 40 planned drill holes remains to be drilled in the program. Total estimated cost of this drilling program is US$1 million. Assay results for the first 25 holes have been announced, with assays pending for the remaining holes.

The drilling to date has focused on the northern half of the known D zone and is nearly half complete, with the focus shifting to the southern half of the D zone soon. As previously announced, exciting intercepts to date include hole number 3 which contains 40 feet (12 metres) grading 41 grams per tonne gold and hole number 12 which contains 45 feet (14 metres) grading 25 grams per tonne gold. True thickness for these intercepts is estimated at between 20 and 25 feet (7 metres). See Bonanza’s website, on the D Zone part of the Copperstone maps page at www.americanbonanza.com/properties/copperstone/map_gallery/ for details, cross sections and maps.

Footwall Drilling
The Footwall target is an exploration target located about 400 feet (122 metres) below the main Copperstone Fault in the central part of the open-pit. The fault hosting the Footwall mineralization appears roughly parallel to the Copperstone Fault. A total of 13 drill holes have been completed with a combined length of 7,765 feet (2,367 metres). Follow-up drilling, consisting of 10 drill holes with a combined length of about 6,000 feet (1,829 metres), is planned for May, at a total cost of about US$300,000.

As previously announced, a visibly altered fault was encountered by most of the drill holes, and most of the drill holes contained low to high grade gold mineralization. The best intercept from this drilling was encountered in the westernmost, most up-dip, drill hole. Drill hole number 10 in the program contains a 5 foot or 1.5 metre (true thickness) intercept grading 47.3 grams per tonne gold, indicating the possible discovery of a new high grade zone at Copperstone. Further detailed information, including maps, concerning this exciting development is available at www.americanbonanza.com/properties/copperstone/map_gallery/. This gold mineralization is not included in any existing resource estimate and demonstrates the exciting discovery potential at Copperstone.

High Wall Drilling
The High Wall drilling program is focused on the area immediately north of the open-pit, to the southeast of the D zone and the C zone. The target of this drilling is high grade gold mineralization known to exist in the base of the high wall of the open-pit and extending to the north along strike of the Copperstone Fault. A total of 13 drill holes have been completed, with a combined length of 12,329 feet (3,758 metres). Assay results for the first two holes have been announced, with the remaining samples and assays in process to be announced upon completion.

As previously announced, a visibly altered fault has been encountered along the projection of the Copperstone Fault along strike from its known location at the north end of the open-pit. The first two drill holes contain the following gold intercepts: 17.5 feet (15 feet or 5 metres true thickness) grading 48.7 grams per tonne gold, and 13 feet or 4 metres (true thickness) grading 26.5 grams per tonne gold. This drilling will continue throughout the summer and will move toward the B zone, the C zone and D zone as drilling progresses, and will approach 100,000 feet (30,500 metres) in about 100 drill holes at a total cost of US$4.5 million by completion of the program.

Property wide Exploration
A property-wide detailed magnetic geophysical program was completed at Copperstone during April. A total of about 1,278 line miles (2,045 km) of data were collected. East-west lines were spaced 50 feet (15 metres) apart and north-south tie-lines were spaced 100 feet (31 metres) apart. Magnetics readings were collected every 10 feet (3 metres) along the lines. While data processing is currently ongoing, several interesting anomalies are present in the raw data. A significant portion of the very high grade gold bearing material at Copperstone is closely associated with magnetic minerals and this provides the potential for identification of additional high grade zones through the use of magnetic geophysics. At the appropriate time, when processing is complete, the anomalies will be drilled with the objective of discovery of new high grade gold zones.

Corporate Update
Bonanza is pleased to announce the appointment of Mr. Joe Kircher as its Vice President of Operations. Mr. Kircher’s primary responsibilities will be to guide the process of completing a bankable feasibility at the Copperstone Project and executing the mine’s successful development.

Mr. Kircher is a mining engineer with 23 years of gold sector experience, the last 17 years in executive or general manager positions. At Kinross Gold Corp. he served as General Manager with oversight of 7 mines. Prior to Kinross he was Vice President of Operations for Dakota Mining Corp. and for seven years Vice President of Operations at Consolidated Nevada Goldfields. Mr. Kircher has extensive hands-on operations management expertise at both open-pit and underground mine complexes, in addition to building three gold mines from the ground up including their feasibility, permitting, construction and commissioning.

“Joe’s proven mine-building and operations experience is a valuable addition to our management team and further strengthens our commitment to bringing Copperstone online as a low-cost, high grade underground gold producer”, said Mr. Brian Kirwin, President and CEO of American Bonanza.

The Corporation has also granted stock options to various officers and consultants of the Corporation to purchase up to a total of 1,550,000 common shares pursuant to the Corporation’s Stock Option Plan at a price of $0.30 per share for a period of five years. The Corporation’s Stock Option Plan was approved by the shareholders at the Annual and Extraordinary General Meeting of the Corporation held on June 13, 2003.

Detailed information describing the Copperstone project is available on the Corporation’s website at www.americanbonanza.com, and the reader is encouraged to review this detailed data.

AMERICAN BONANZA GOLD MINING CORP.

(signed) Brian Kirwin
President and Chief Executive Officer

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for the adequacy or accuracy of this news release.

For further information call or write:
Catherine Tanaka, Investor Relations (604) 688-7523